U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I	-	REGISTRANT INFORMATION

Advanced Emissions Solutions, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

9135 South Ridgeline Boulevard, Suite 200
Address of principal executive offices (Street and Number)

Highlands Ranch CO, 80129
City, State and Zip Code

PART II	-	RULES 12B-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	-	NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Advanced Emissions Solutions, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, due March 15, 2016. As previously disclosed, the Company performed a review of its accounting practices and internal controls over financial reporting and engaged Hein & Associates LLP to serve as its independent registered public accounting firm. The Company identified various material weaknesses as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 29, 2016 (the "2014 10-K").

The Company’s management and its finance and accounting team are working diligently to complete the Quarterly Reports on Form 10-Q for the three quarters ended March 31, June 30 and September 30, 2015 and work related to the completion and audit of the financial statements for the fiscal year ended December 31, 2015; however, given the resources and time dedicated to the accounting review and recently completed 2014 10-K, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, due March 15, 2016, without unreasonable effort or expense.

PART IV	-	OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

L. Heath Sampson	(720)	598-3600
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐  Yes    ☒  No

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2015

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2015

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the delay in the preparation and audit of the Company's financial statements for the fiscal year ended December 31, 2015 discussed in Part III above, the Company is not in a position at this time to compare results of operations for the fiscal years ended December 31, 2015, 2014 and 2013, and therefore cannot provide reasonable estimates of any potential change in results of operations.

Advanced Emissions Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2016	/s/ L. Heath Sampson
L. Heath Sampson
President and Chief Executive Officer